Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FloSpine Holdings, Inc.
3651 FAU Blvd, Suite 400
Boca Raton, FL 33431
https://flospine.com/

Up to $1,069,995.60 in Class B Common Stock at $2.90
Minimum Target Amount: $9,999.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FloSpine Holdings, Inc.
Address: 3651 FAU Blvd, Suite 400, Boca Raton, FL 33431
State of Incorporation: DE
Date Incorporated: June 02, 2022

Terms:

Equity

Offering Minimum: $9,999.20 | 3,448 shares of Class B Common Stock
Offering Maximum: $1,069,995.60 | 368,964 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.90
Minimum Investment Amount (per investor): $298.70

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus – Friends and Family

Invest within the first 5 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the first 10 days and receive 5% bonus shares.

Amount-Based:

$10,000+ | Tier 1

Invest $10,000 and receive 4% bonus shares

$25,000+ | Tier 2

Invest $25,000 and receive 7% bonus shares

$50,000+ | Tier 3

Invest $50,000 and receive 10% bonus shares + a 30-minute zoom with our CEO.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

FloSpine Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.90 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $290. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 10% Loyalty Bonus Perk for all previous Crowdfunding offering 1 investors on StartEngine in addition to the aforementioned bonus.

The Company and its Business

Company Overview

FloSpine Holdings, Inc. ("FloSpine" or the "Company") is an FDA Registered Medical Device Manufacturing company that develops and designs spinal implants for patients suffering from complex & less severe spinal conditions.

FloSpine works with innovative spine surgeons across the US to develop the latest spinal implants and instrumentation for use in spine surgery in hospitals and surgery centers. FloSpine currently has 3 FDA-cleared products and has generated over $8.5 million in revenue since our first initial product launch in 2015, with over 20,000+ implants in patients.

FloSpine is dedicated to providing relief to patients by introducing cutting-edge technology to spine surgeons. FloSpine is focusing on minimally invasive surgical techniques which result in shorter hospital stays and faster recovery for patients.

In addition, FloSpine has 6 issued patents with 4 Patent Applications (2 International) and 3 FDA 510(k) clearances. 'FloSpine', 'Canaveral', 'Largo' 'Panama' and 'We've Got Your Back' are current issued Trademarks for FloSpine, LLC.

FloSpine Holdings, Inc. is the parent company and sole owner of its subsidiary, FloSpine, LLC, a Florida limited liability company managed by the same directors and officers of FloSpine Holdings, Inc. The Company began business operations under FloSpine, LLC on March 17, 2011, when it was organized under Florida law. The Company operated under this name until June 2, 2022, when its management incorporated FloSpine Holdings, Inc. as a new entity under Delaware law and restructured FloSpine, LLC to be its subsidiary.

Competitors and Industry

Industry

The global spinal implant market was valued at $15.4 billion in 2021. This is expected to increase at a CAGR of 5.5% to reach $22.5 billion in 2028. Medical innovation and an aging demographic are two key factors behind the growth in the orthopedic implant sector. A rising elderly population is resulting in stronger demand for procedures such as hip, knee, and spinal implants.

It is estimated that 70% to 80% of American adults will experience back pain at some point in their lives. Back pain is the leading symptom prompting visits to orthopedic surgeons and neurosurgeons, and the second leading symptom prompting visits to primary care physicians.

Sources:
-https://idataresearch.com/product/spinal-implants-market/
-https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4339077/
-https://handsdownbetter.org/health-and-wellness/back-pain-facts-and-statistics/#:~:text=Experts%20estimate%20that%20up%20to,some%20time%20in%20their%20lives.&text=Back%20pain%20can%20affect%20people

Competitors

The top 4 competitors (by market share) in the spine industry are Medtronic, DePuy-Synthes (Johnson & Johnson), Nuvasive, and Stryker.

1. Medtronic - estimated to hold a 22.3% share of the global spinal medical device industry in 2020. That market share was valued to be worth USD $2.2 Billion.

2. DePuy-Synthes (Johnson & Johnson) - evaluated to have 12.5% of the global spinal medical device industry in 2020, worth approximately USD $1.2 Billion.

3. Nuvasive - For 2020, it was calculated of having an 11.1% global market share for the spinal medical device industry. That market share had valued to be worth USD $1.1 Billion.

4. Stryker - analysts concluded it held an 11.3% global share of the 2020 spinal medical device industry, putting its market valuation at approximately USD 12.1 Billion.

Source:
https://thespinemarketgroup.com/which-is-our-spine-market-share-estimates-for-the-end-of-2021-how-has-the-first-half-of-the-year-been-for-the-key-companies/

Although the top 4 companies take up a large market share, most of the latest innovation is being produced by smaller companies that are more adaptable and innovative to produce unique new spinal and orthopedic devices.

FloSpine currently manufactures similar products to other spinal implant companies in the market. We do however believe, that the KeyLift will be the only expandable interlaminar device in the market, giving FloSpine a nitch product to increase its valuation.

Current Stage and Roadmap

Current Stage

FloSpine launched its first FDA-cleared product in April 2015 with the Canaveral Pedicle Screw System, followed by the Largo Interbody Cage System in February 2020 and the Panama Cervical Plate System in April 2021. Total sales to date are $8.5 million with sales of $1.656 million in 2021.

Roadmap

FloSpine is at the cusp of launching its premier product, the KeyLift XS and XL (sacrum & lumbar) implant. These will be very unique spinal implants and have generated a lot of interest with spine and pain management surgeons. Interventional pain surgeons are increasingly performing more minimally invasive spinal procedures in Surgical Centers and we see this as a huge opportunity to break into this market with our new device. The KeyLift Device is currently being reviewed by the FDA and we expect FDA clearance within a few months.

The Team

Officers and Directors

Name: Peter Harris

Peter Harris's current primary role is with FloSpine LLC. Peter Harris currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO
  Dates of Service: June 02, 2022 - Present
  Responsibilities: President/CEO has the responsibility to carry out the mission and is responsible for the overall management and

operation of all aspects of the organization. Currently takes a salary of $130,000 a year.

- **Position:** Corporate Treasurer
  Dates of Service: June 02, 2022 - Present
  Responsibilities: Manage cash flow and financial risks for the business. Help to develop financial policies and strategies for the company.

- **Position:** Director
  Dates of Service: June 02, 2022 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** FloSpine LLC
  Title: President/CEO
  Dates of Service: March 17, 2011 - Present
  Responsibilities: President/CEO has the responsibility to carry out the mission and is responsible for the overall management and operation of all aspects of the organization. Peter's primary function is leading FloSpine LLC, which is the operational side and is 100% owned by FloSpine Holdings Inc. Peter dedicates a few hours managing FloSpine Holdings Inc and approximately 60 hours/week working for FloSpine LLC.

Name: Waldi Harris

Waldi Harris's current primary role is with FloSpine LLC. Waldi Harris currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Administration & Principal Accounting Officer
  Dates of Service: June 02, 2022 - Present
  Responsibilities: Develop, implement, and monitor day-to-day operational systems, including inventory control. Uphold the organization's policies and standards, and ensure that companys standard operational policies are being followed. Waldi currently does a majority of the corporate accounting duties, including finance, banking, etc. Currently takes a salary of $74,000 per year.

- **Position:** Corporate Secretary
  Dates of Service: June 02, 2022 - Present
  Responsibilities: Responsible for assuring the company stays in compliance with both regulatory and statutory requirements. Also is responsible for executing all of the decisions, resolutions and changes put forth by the Board of Directors.

- **Position:** Director
  Dates of Service: June 02, 2022 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** Boca Raton Regional Hospital
  Title: Registered Nurse/IBCLC
  Dates of Service: April 06, 2009 - February 14, 2022
  Responsibilities: Registered Nurse in hospital. Patient care and doctor support. Educator and Lactation Specialist.

Other business experience in the past three years:

- **Employer:** FloSpine LLC
  Title: Managing Partner
  Dates of Service: March 15, 2022 - Present
  Responsibilities: Inventory Management. Waldi's primary function is managing FloSpine LLC, which is the operational side and is 100% owned by FloSpine Holdings Inc. Waldi contributes a couple of hours managing FloSpine Holdings Inc and approximately 50 hours/week working for FloSpine LLC.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in FloSpine Holdings, Inc. also referred to as "we", "us", "our", "FloSpine", or "Company" involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the FloSpine Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the orthopedic spinal market industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
FloSpine may decide to have additional funding rounds in the future. This will result in your ownership percentage becomming decreased with the addition of more investors. In addition, FloSpine may requiring additional access to credit in order to support our working capital requirements. If we are unable to find additional investors willing to provide capital, then it is possible that this could result in FloSpine performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
FloSpine is developing new products to complement its existing spinal implant portfolio. Some of these products are currently pending FDA review and others are still in the research and development phase. It is possible that some of these products do not receive FDA approval or pass any clinical testing, and may never be commercialized. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
To keep being competitive in the maket place, FloSpine needs to be on the cutting edge of research and development. This will entail developing new products for the spinal market. We are currently in the research and development stage of a number of producta and have only manufactured a prototype of these new products. These are the KeyLift Expandable Interlaminar Device and the Ti Largo 3D printed titanium interbody cage projects. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Company's Class B Common Stock (non-voting) that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 6 patents and 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
FloSpine relies on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on FloSpine could harm our reputation and materially negatively impact our financial

condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Additional Risk to the Spinal Medical Device Industry
Additional risk may include, among other things: our ability to achieve or sustain profitability; our ability to successfully demonstrate the merits of our technologies; pricing pressure from our competitors, hospitals and changes in third-party coverage and reimbursement; competition and our ability to develop and commercialize new products; aggregation of hospital purchasing from collaboration and consolidation; hospitals and other healthcare providers may be unable to obtain adequate coverage and reimbursement for procedures performed using our products; the safety and efficacy of our products is not yet supported by long-term clinical data; our dependence on a limited number of third-party suppliers; our ability to maintain and expand our network of direct sales employees, independent sales agencies and international distributors and their level of sales or distribution activity with respect our products; concentration of sales from a limited number of spinal systems or products that incorporate these technologies; loss of the services of key members of our senior management, consultants or personnel; ability to enhance our product offerings through our research and development efforts; failure to properly manage our anticipated growth; acquisitions of or investments in new or complementary businesses, products or technologies; ability to train surgeons on the safe and appropriate use of our products; requirements to maintain high levels of inventory; impairment of our goodwill or intangible assets; or an ability to ship a sufficient number of our products to meet demand; ability to strengthen our brand; fluctuations in insurance cost and availability; extensive governmental regulation; in the United States; failure to obtain or maintain regulatory approvals and clearances; requirements for new 510(k) clearances, premarket approvals; medical device reporting regulations in the United States; voluntary corrective actions by us or our distribution or other business partners or agency enforcement actions; a recall of our products; withdrawal or restrictions on our products or the discovery of serious safety issues with our products; possible enforcement action if we engage in improper marketing or promotion of our products; the misuse or off-label use of our products; delays or failures in any future clinical trials; the results of clinical trials; environmental laws and regulations; compliance by us or our sales representatives with FDA regulations or fraud and abuse laws; U.S. legislative or regulatory healthcare reforms; medical device tax provisions in the healthcare reform laws; our need to generate significant sales to become profitable; potential fluctuations in sales volumes and our results of operations may fluctuate over the course of the year; uncertainty in our future capital needs; failure to comply with restrictions in our revolving credit facility; continuing worldwide economic instability; our inability to protect our intellectual property rights; the outcome of potential claims that we, our employees, our independent sales agencies or our distributors have wrongfully used or disclosed alleged trade secrets or are in breach of non-competition or non-solicitation agreements with our competitors; potential product liability lawsuits; the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make; and other risks and uncertainties. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company's Form C.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Harris Revocable Trust (Peter Harris and Waldi Harris serve as co-trustees)	9,580,800	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 368,964 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 40,000,000 with a total of 9,580,800 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and all written actions in lieu of meetings).

Material Rights

Dividends. The holders of then outstanding shares of Common Stock shall be entitled to receive, only when, as and if declared by the Corporation's board of directors (the "Board"), at their sole discretion, out of any funds and assets legally available therefore. Any declared dividends will be calculated on a pro rata basis according to the numbers of shares of Common Stock (together as a single class) owned by such holders. There are no other material rights such as liquidation, pre-emptive rights, rights of first refusal, and any drag along/tag along rights.

Class B Common Stock

The amount of security authorized is 60,000,000 with a total of 6,778,151 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding includes 125,625 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,124,375 shares to be issued pursuant to stock options issued.

Dividends. The holders of the outstanding shares of Common Stock shall be entitled to receive, only when as, and if declared by the Corporation's board of directors (the "Board"), at their sole discretion, out of any funds and assets legally available therefore. Any declared dividends will be calculated on a pro-rata basis according to the numbers of shares of Common Stock (together as a single class) owned by such holders. There are no other material rights such as liquidation, pre-emptive rights, rights of first refusal, and any drag along/tag along rights.

What it means to be a minority holder

As a minority holder of Class B Common shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $625,000.22
  Number of Securities Sold: 1,001,095
  Use of proceeds: Operationa and launching new products
  Date: July 06, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 150,466
  Use of proceeds: Oprations and inventory purchasses
  Date: October 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $157,399.84
  Number of Securities Sold: 9,580,500
  Use of proceeds: Founder investment for start up
  Date: September 15, 2014
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $60,000.00
  Number of Securities Sold: 466,200
  Use of proceeds: Start up capital
  Date: February 27, 2015
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $47,619.05
  Number of Securities Sold: 600,000
  Use of proceeds: Start up capital
  Date: November 18, 2014
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

FloSpine, LLC was started in March 17, 2011. On June 2, 2022, FloSpine Holdings, Inc. a Delaware Company was formed which became the 100% owner of FloSpine, LLC. All existing shareholders were transferred from the LLC to the C-Corp on a 1-to-1 basis. FloSpine Holdings, Inc. has 2 classes of common shares. Class A Common Stock are voting shares and Class B Common Stock are non-voting shares. There are no preferred shares allocated in the new c-corp.

Revenue

In 2020 FloSpine, LLC sales were $1,254,783 and in 2021 the sales were $1,557,981 a 24% increase year over year. The main increase in these sales was the launch of the Panama Cervical Plate System and an increase in surgeon usage of our existing products. FloSpine currently sells products in 8 US states and continues to expand into new areas. We believe that the U.S. is the most important market for us to demonstrate the success of our existing products before we expand internationally.

Cost of sales

Cost of sales in 2021 was $470,571, an increase of $190,336 from costs of $280,235 in fiscal year 2020.

Gross margins

Gross margins were 78% and 70% for years 2020 and 2021 respectively. The increase in cost of goods was largely due to an increase in higher sales volume. In addition, FloSpine has seen an increase in materials and manufacturing costs from our suppliers. This has been brought on by logistical supply chain issues stemming from the Covid-19 epidemic and has been a typical scenario across multiple industries.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses.

Expenses in 2021 increased $673,606 from 2020 to $1,791,812. Approximately $600,000 of this increase was due to increased R&D costs in developing and launching new products.

The Company is continually developing new products and currently has 2 new medical devices pending FDA approval. The Company has experienced negative cash flows for the previous 2 years as it has spent increased revenue on R&D activities, which include testing, regulatory activities, and purchasing new product inventory to launch the product. The Company also continues to purchase additional inventory and instruments to grow sales with its existing product line.

Historical results and cash flows:

FloSpine expects sales to increase year over year. This is due to the increasing demand by a large growing older population. FloSpine is currently investing in building up its spine implant portfolio. The cost of developing new implants and bringing them to market is high, however, once launched, FloSpine's gross market is around 70 to 80%.

FloSpine generates its revenue by selling its implants to hospitals and surgery centers. FloSpine spends a lot of its capital on purchasing the instrument kits that it loans to hospitals at no cost. Hospitals and surgery centers pay for the products the surgeon uses during a spine procedure.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

FloSpine has 2 lines of credit totaling $188,000 with TD Bank and Wells Fargo. We have well-established banking relationships with these lenders. Currently, FloSpine has an outstanding balance of $0.

FloSpine has a $1,768,900 SBA EIDL 30 year loan. Repayment on the loan starts in November 2022. In addition, FloSpine took out a 5-year loan in October 2021 of $240,000 and has a current balance of $194,429.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign will accelerate FloSpine's growth tremendously. If not successful in raising the funding, FloSpine may need to slow down the development of new projects currently in the R&D phase until either alternative funding can be achieved or sales increase to a point where these additional projects could continue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

FloSpine can be profitable and would continue operations if it received no investments and it stopped developing new products and continued to sell its existing products in the market. However, to increase the Company's value, FloSpine's goal is to keep developing new unique products. FloSpine currently has $289,000 cash in reserves. The crowdfunding campaign funding would bring the total to around $1.4 million.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to operate indefinitely. However, the full potential of the Company and its products won't be realized if no funding is secured. The Company would be able to continue its daily operation and be able to release new products, but at a much slower pace than hoped. The monthly burn rate is estimated to be $40,000/month.

How long will you be able to operate the company if you raise your maximum funding goal?

Indefinitely. Funding the Company will accelerate its growth. We would predict year-over-year growth of over 50% in the first few years. The monthly burn rate is estimated to be $40,000/month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

FloSpine could possibly acquire additional lines of credit and/or loans from banking institutions on an as-needed basis.

Indebtedness

- **Creditor:** TD Bank
  Amount Owed: $194,429.27
  Interest Rate: 3.25%
  Maturity Date: September 26, 2026
  Debt is backed by FloSpine assets.

- **Creditor:** SBA EIDL Loan
  Amount Owed: $1,768,900.00
  Interest Rate: 3.75%
  Maturity Date: May 13, 2050
  FloSpine's assets and personal gaurentee by FloSpine's President/CEO

Related Party Transactions

Valuation

Pre-Money Valuation: $47,440,957.90

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Fully-Diluted Shares Calculation

The Company currently has a total of 14,108,951 shares of Class A Common Stock and Class B Common Stock that have been issued. There are also a stock option pool of 2,250,000 options of which 2,250,000 have been issued. On a fully diluted basis the total amount of outstanding shares is 16,358,951.

This amount multiplied by its price per share of $2.90 produces a pre-money valuation of $47,440,957.90.

Market Growth & Trends

The global spinal implant market was valued at $15.4 billion in 2021. This is expected to increase at a CAGR of 5.5% to reach $22.5 billion in 2028. Medical innovation and an aging demographic are two key factors behind the growth in the orthopedic implant sector. A rising elderly population is resulting in stronger demand for procedures such as hip, knee, and spinal implants.

-https://idataresearch.com/product/spinal-implants-market/

Comparable Competitor Companies

The sales multiples on spinal implant companies is very high. NuVasive Inc. (NSDQ:NUVA) purchased Ellipse Technologies for $380 million on annual sales of $40 million (~10x gross sales)

-https://www.massdevice.com/nuvasive-in-410m-deal-to-acquire-ellipse-technologies/

Vertiflex which developed a spinous spaced device was purchased by Boston Scientific for $465 million on $50 million in annual sales.

-https://www.medtechdive.com/news/boston-scientific-to-acquire-spinal-device-in-465m-deal/554430/

We at FloSpine believe that we have a superior product to Vertiflex and will compete with them in the marketplace. FloSpine's current valuation is in line with Vertiflex at this stage of its development.

The Value of the Company's Assets

FloSpine is an FDA Registered Medical Device Manufacturing Company. We currently have 3 FDA-cleared products and have generated over $8 million in revenue since our first initial product launch in 2015, with over 20,000+ implants in patients. In addition, FloSpine has 6 issued patents with 4 Patent Applications (2 International) and 3 FDA 510(k) clearances. 'FloSpine', 'Canaveral', 'Largo' 'Panama', and 'We've Got Your Back' are current issued Trademarks for FloSpine, LLC. We stock and ship all the products from our headquarters in Boca Raton Florida.

Management's Prior Achievements & Success

Peter Harris

President and CEO

Mr. Harris has more than 22 years of spine experience and has been responsible for the development of many successful medical spine products. Before founding FloSpine, Mr. Harris was the Vice President of Engineering for Amedica Spine Division. Prior to this in 2004, Mr. Harris joined startup K2M, Inc. as their Senior Project Engineer, which was successfully sold to Stryker Medical for $1.4 Billion. Mr. Harris graduated with a Diploma in Mechanical Engineering from the Cape Peninsula University of Technology

James Spitler

Vice President of Research and Development

Mr. Spitler has more than 20 years of orthopedic experience in the spine, total knee, shoulder, and hip specializations. He has worked for Sulzer Medical, Arthrex, Medtronic, C.R. Bard, and IMDS and brings start-up experience from IST with Texas Back Institute. Mr. Spitler owns more than 14 patents in spinal technology and has launched many successful products. He has a BS in Mechanical Engineering from Texas A&M University.

Tom Fellman

Director of Sales

Mr. Fellman is a veteran of the United States Navy. After receiving an honorable discharge he attended and graduated from the University of South Florida in Tampa, FL. After graduation, Tom worked with several pharmaceutical companies. This exposure led him to open up his own distributorship.

Tom joined the Amendia team and within a few years, he and his team worked their way up to be one of the largest distributors of spinal products in the US.

Business Partnerships & Relationships

FloSpine has multiple hospital contracts with some of the largest hospital groups in the country (e.g., Hospitals Corporation of America). We also have teamed up with some of the top surgeons in the country who assist FloSpine in product development. FloSpine also has distribution agreements in place with other spinal implant suppliers to cover any current gaps in FloSpine's product lines.

Conclusion

Based on our analysis of the above factors, we believe that our pre-money valuation of $47,440,957.90 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,069,995.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  10.0%
  FloSpine plans to display at the North American Spine Society (NASS) in October at Chicago this year. The funds will be used to cover booth costa and display fees. A portion will be used to produce brochures, surgical technique videos and social media coverage.
- *Inventory*
  30.0%
  Purchase new implant and instrument sets for KeyLift Expandable Interlaminar Implant. This will entail purchasing 10 sets to support the initial launch of the new product
- *Company Employment*
  20.0%
  This is include hiring of new employees to support growth of the company, specifically marketing, finance and sales representatives.
- *Operations*
  10.0%
  Fund operational needs. A small percentage of the funds will be used to fund the day-to-day operations at FloSpine, such as purchassing new test equipment, computers, software and office supplies.
- *Research & Development*
  16.5%
  FloSpine is currently working on new projects to complete it's spine line. These include 3D printed Spinal Cages manufactured from titanium. Funds will be used to support building of the 3D printed cages (additive manufacturing) and testing of the implants for FDA submission.
- *Working Capital*

8.0%
Fund operational needs. A small percentage of the funds will be used to fund the day-to-day operations at FloSpine, such as purchassing new test equipment, computers, software and office supplies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://flospine.com/ (https://flospine.com/financial-information/sec-filings).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flospine

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FloSpine Holdings, Inc.

[See attached]

FloSpine, LLC (the “Company”) a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
FloSpine, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 19, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	885,057	68,182
Accounts Receivable	160,731	212,113
Prepaid Expenses	18,211	38,211
Inventory	678,534	603,339
Total Current Assets	1,742,533	921,845
Non-current Assets		
Furniture and Equipment, net of Accumulated Depreciation	406,000	289,814
Intangible Assets: Software, net of Accumulated Amortization	15,906	16,440
Total Non-Current Assets	421,906	306,254
TOTAL ASSETS	2,164,439	1,228,099
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	253	42,857
PPP Loan	-	36,852
Short-Term Debt	1,774	25,261
Accrued Interest	8,687	-
Current Portion of Long-Term Debt	40,893	-
Payroll Liabilities	53,429	71,581
Total Current Liabilities	105,037	176,552
Long-term Liabilities		
Long-Term Debt	183,650	59,998
Line of Credit	-	20,000
EIDL	1,769,000	150,000
Accrued Interest - EIDL	9,709	-
Total Long-Term Liabilities	1,962,359	229,998
TOTAL LIABILITIES	2,067,395	406,550
EQUITY		
Member's Capital	793,663	987,714
Accumulated Deficit	(696,619)	(166,166)
Total Equity	97,044	821,548
TOTAL LIABILITIES AND EQUITY	2,164,439	1,228,098

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	1,557,981	1,254,783
Cost of Revenue	470,571	280,235
Gross Profit	1,087,410	974,548
Operating Expenses		
Advertising and Marketing	687	542
General and Administrative	962,378	742,335
Research and Development	600,553	242,128
Rent and Lease	73,758	17,663
Depreciation	148,412	109,514
Amortization	6,024	6,024
Total Operating Expenses	1,791,812	1,118,206
Operating Income (loss)	(704,402)	(143,658)
Other Income		
Interest Income	8	4
Other	66,322	-
Total Other Income	66,330	4
Other Expense		
Interest Expense	61,681	22,512
Other	-	-
Total Other Expense	61,681	22,512
Provision for Income Tax	-	-
Net Income (loss)	(699,753)	(166,166)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(699,753)	(166,166)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	148,412	109,514
Amortization	6,024	6,024
Accounts Payable	(42,604)	(237,429)
Accrued Interest	58,724	-
Inventory	(75,195)	(74,304)
Accounts Receivable	51,382	(70,369)
Prepaid Expenses	20,000	(38,211)
Payroll Liabilities	(18,152)	71,190
Other		(3,134)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	148,590	(236,719)
Net Cash provided by (used in) Operating Activities	(551,163)	(402,885)
INVESTING ACTIVITIES		
Equipment	(264,598)	(38,834)
Software	(5,490)	(8,310)
Net Cash provided by (used by) Investing Activities	(270,088)	(47,145)
FINANCING ACTIVITIES		
Member Contributions	100,000	625,000
Member Draws	(165,080)	(100,311)
Line of Credit	(20,000)	(49,023)
Debt Issuance	224,543	-
Debt Repayment	(83,485)	(156,080)
EIDL	1,619,000	150,000
PPP Loan	(36,852)	36,852
Net Cash provided by (used in) Financing Activities	1,638,127	506,438
Cash at the beginning of period	68,182	11,773
Net Cash increase (decrease) for period	816,876	56,408
Cash at end of period	885,057	68,182

Statement of Changes in Member Equity

	Class A Common		Class B Common		Series A Preferred				
	# of Units	$ Amount	# of Units	$ Amount	# of Units	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020	9,580,800	355,407	3,368,033	107,619	-	-	-	-	463,026
Issuance of Series A Preferred Units	-	-	-	-	940,416	625,000	-	-	625,000
Issuance of Class B Common Units	-	-	8,557	-	-	-	-	-	-
Capital Distributions	-	(100,311)	-	-	-	-	-	-	(100,311)
Net Income (Loss)	-	-	-	-	-	-	-	(166,166)	(166,166)
Ending Balance 12/31/2020	9,580,800	255,096	3,376,590	107,619	940,416	625,000	-	(166,166)	821,549
Conversion of Series A Preferred Units	-	-	1,001,095	665,328	(940,416)	(625,000)	-	-	40,328
Issuance of Class B Common Units	-	-	150,466	100,000	-	-	-	-	100,000
Capital Distributions	-	(165,080)	-	-	-	-	-	-	(165,080)
Net Income (Loss)	-	-	-	-	-	-	-	(699,753)	(699,753)
Prior Period Adjustment	-	-	-	-	-	-	-	-	-
Ending Balance 12/31/2021	9,580,800	90,016	4,528,151	872,947	-	-	-	(865,919)	97,044

FloSpine, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FloSpine, LLC ("the Company") was formed in Florida on March 17th, 2011. The Company earns revenue by developing and manufacturing spinal implants that are then be sold to hospitals and surgery centers. The Company's headquarters is in Boca Raton, Florida. The Company's customers are currently located in the United States. FloSpine plans to sell outside the US in the future.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized when the final accounting of items used per surgery is determined and invoiced. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Furniture	7	1,792	1,792	-	-
Equipment	5 - 7	1,038,142	632,142	-	406,000
Grand Total	-	1,039,934	633,934	-	406,000

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of finished goods. Inventory is stated at cost and a summary of the Company's inventory is below.

Inventory Type	2021	2020
Finished Goods	678,534	603,339
Grand Total	678,534	603,339

Intangible Assets

The Company's intangible asset consists of software and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 5 years. The ending balance of this asset was $16,440 and $15,906 as of December 31, 2020 and 2021, respectively.

Other Income

In 2021, the Company's PPP loan of $36,852 was forgiven in full. The second PPP loan of $29,470 was reasonably considered forgiven as of December 31, 2021. Please see "Debt" note for further information.

Lease

In November 2019, the Company entered into a lease agreement with the Florida Atlantic Research and Development Authority for space to conduct its business operations. The lease has a month-to-month term that does not exceed 24 months commencing on January 1st, 2020. The lease calls for monthly payments of $2,205 plus applicable tax of $143. The Company incurred rent expense of $9,393 and $65,500 as of December 31, 2020 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2015, the Company authorized a Unit Option Plan ("the Plan") for the purposes of attracting and retaining the best available personnel. A total of 2,250,000 Common Units of ownership interest are subject to this Plan. The Company's management will determine the exercise price per Common Unit. At the discretion of the Company's Board Members, any outstanding Options are subject to an exchange program where they are surrendered or cancelled in exchange for Options of a different kind.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	945,000	$ 0.001	$ -
Granted	332,500	$ 0.001	$ -
Exercised	-	$ 0.001	$ -
Expired/cancelled	(820,000)		
Total options outstanding, December 31, 2020	457,500	$ 0.001	$ -
Granted	725,000	$ 0.001	$ -
Exercised	-	$ 0.001	$ -
Expired/cancelled	(10,000)		
Total options outstanding, December 31, 2021	1,182,500	$ 0.001	$ -
Options exercisable, December 31, 2021	115,000	$ 0.001	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	945,000	$ -
Vested	115,000	$ -
Forfeited	(820,000)	$ -
Nonvested options, December 31, 2020	240,000	$ -
Granted	725,000	$ -
Vested	296,250	$ -
Forfeited	(10,000)	$ -
Nonvested options, December 31, 2021	1,251,250	$ -

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In November 2016, the Company entered into a loan agreement for $260,000 with an interest rate of 4.25% and maturity in November 2021. This loan is secured by all tangible and intangible personal property and had an ending balance of $59,998 and $0 as of December 31, 2020 and 2021, respectively.

In November 2016, the Company entered into a loan agreement for $100,000 with an interest rate of 4.35% and maturity in November 2021. This loan is secured by all tangible and intangible personal property and had an ending balance of $25,261 and $1,774 as of December 31, 2020 and 2021, respectively.

In November 2016, the Company received a line of credit of $82,000 with an interest rate of 6.00% on any unpaid principal balance. This line of credit is secured by the Company's inventory and equipment and had an ending balance of $20,000 and $0 as of December 31, 2020 and 2021, respectively.

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $30,852 with an interest rate 1.00% and maturity in April 2022. An additional deposit of $6,000 was made in May 2020 bringing the total principal balance to $36,852. This loan is not secured and had an ending balance of $36,852 as of December 31, 2020. This loan was subsequently forgiven in full in 2021.

In May 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 with an interest rate of 3.75% and maturity in May 2050. Since then, the loan has been modified twice in July and November of 2021 to increase the total principal balance to $1,768,900 with all terms remaining equal. This loan is secured by all tangible and intangible personal property and had an ending balance of $150,000 and $1,778,709 as of December 31, 2020 and 2021, respectively.

In April 2021, the Company entered into a second Paycheck Protection Program (PPP) loan for $29,470 with an interest rate of 1% and maturity in April 2026. This loan is not secured and was forgiven in full in March 2022; however, because it was reasonably assured that this loan will be subsequently forgiven, the Company considered it other income as of December 31, 2021.

In September 2021, the Company entered into a loan agreement for $240,000 with an interest rate of 3.25% and maturity in September 2026. This loan is secured by the Company's inventory and equipment and had an ending balance of $224,543 as of December 31, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	72,751
2023	86,467
2024	89,523
2025	92,688
2026	78,539
Thereafter	1,575,890

NOTE 6 – EQUITY

The Company has authorized 30,000,000 Class A Common Units with a par value of $0.0001 per unit. 9,580,800 units were issued and outstanding as of December 31, 2020 and 2021.

The Company has authorized 30,000,000 Class B Common Units with a par value of $0.0001 per unit. 3,376,590 and 4,528,151 units were issued and outstanding as of December 31, 2020 and 2021, respectively.

The Company has authorized 40,000,000 Preferred Units of which 10,601,501 shall be designated as Series A Preferred Units. 940,416 Series A Preferred Units were issued and outstanding as of December 31, 2020 in exchange for investors' capital contributions of $625,000. In October 2021, the Company's Board Members made a Series A Preferred Capital Call requesting the outstanding balance of $1,875,000 owed from Series A Members in accordance with the Company's Operating Agreement. This balance was due November 3rd, 2021 and none of the Series A Members have complied with the Capital Call. As a result, the Board Members voted to convert all issued and outstanding Series A Preferred Units into Class B Common Units at a rate equal to each Series A Member's ownership percentages. Because the original capital contributions carried an interest rate of 6%, a total of $665,328 was converted in exchange for 1,001,095 Class B Common Units.

Class A Common Units and Preferred Units are entitled to one vote per unit. Class B Common Units are non-voting.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 19, 2022, the date these financial statements were available to be issued.

In January 2022, the Company extended its month-to-month lease agreement with the Florida Atlantic Research and Development Authority. The lease agreement calls for monthly payments of $5,500 plus applicable tax commencing on February 1st, 2022

In March 2022, the Company's second PPP loan of $29,470 was officially forgiven in full. Please see "Debt" note for further information.

Effective June 2nd, 2022, FloSpine Holdings, Inc. a Delaware corporation (the "Corporation") was formed and became the 100% owner of FloSpine, LLC as stated in the Third Amended and Restated Limited Liability Company Operating Agreement of the LLC. The Unitholders who held 100.00% of the Common Units of the LLC (as set out on in that certain Second Amended and Restated Limited Liability Company Operating Agreement of the LLC, dated as of June 2nd, 2020), agreed to exchange FloSpine, LLC units for the issuance of FloSpine Holdings Inc, shares. The Class A and Class B Common Holders' Units were transferred to the Corporation on a 1-to-1 basis and received an equal number of shares of Common Stock at a par value of $0.0001.

In 2022, the Company obtained FDA approval for three of its products with one still pending. The Company also has a total of six patents, three of which are still pending.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

The Company is continually developing new products and currently has 2 new medical devices pending FDA approval. The Company experiences negative cash flows as it has spent a lot of its cash on R&D activities, which include testing, regulatory activities and purchasing new product inventory to launch the product. The Company also continues to purchase additional inventory and instruments to grow sales with its existing product line. The losses are not due to normal operating activities but are caused by the additional items listed above. If the Company immediately ceased any further R&D activities, it would be cash flow positive on an annual basis. This is very typical for orthopedic companies to run at a loss for several years due to development activities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

FloSpine

We've Got Your Back®


FloSpine
Leading The Industry In Spinal Implants

Website | Boca Raton, FL | HEALTH TECH

$0.00 raised

0 Investors	**$47.4M** Valuation
$2.90 Price per Share	**$298.70** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At FloSpine, we consider ourselves to be a leading medical device company applying new technology and design concepts to solve medical problems for the human spinal column. We believe our new, innovative, high-margin and cost-effective medical device spinal implants have the potential to disrupt the spinal implant market. With 6 US patents, 4 Patent Applications (2 International) and 3 FDA 510(k) clearance, we are in the market with our existing FDA-cleared product lines, and in prototyping stages for the development of new products, including KeyLift™. FloSpine is registered as a Medical Device Manufacturer with the Food and Drug Administration (FDA).

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- FloSpine currently offers and is developing new spinal fusion implants and instrumentation that, in our view, will allow surgeons to address 90% of patient needs. The orthopedic implant industry is characterized by very high gross profit margins and is currently the third highest in healthcare industry behind large pharmaceutical and biotech companies. FloSpine's Gross Margins on its products are at 70-80%.
- The US is the biggest market for spinal implants, estimated $7.0 billion in 2016 and is expected to reach $12.2 billion by 2024, with 5% CAGR (source)
- FloSpine's leadership has over 40 years of spine and orthopedic experience. Peter Harris, President and CEO has worked for very successful start-up companies, including K2M which sold to Stryker for $1.4 B in 2018.

Overview

We've Got Your Back®

We're FloSpine - and we believe we're a leading medical device company whose goal is to apply new technology and design concepts to solve medical problems of the human spinal column.


OUR MISSION
is to provide surgeons with products that are able to result in:
improved patient outcomes
shorter hospital stays
quicker recovery times

FloSpine is focusing on minimally invasive surgical techniques which we believe will result in shorter hospital stays and faster recovery for patients, and we've already accomplished this with our Largo™, Canaveral™,and Panama™ products.

FloSpine has assembled a team of leading surgeons across the US who advise FloSpine Engineers with design and development of groundbreaking new products.

We also have a large number of surgeons who consistently use current FloSpine products in their patients to treat a variety of spine conditions. World famous Dr. Richard Guyer has endorsed FloSpine's Minimally Invasive Pedicle Screw System (source) and has used the system on some of his patients. Dr. Guyer is well known for performing successful back surgery on legendary golfer Tiger Woods in 2017 (source).



Canaveral Pedicle Screws
Panama ACP
Largo

*The above product images are computer-generated renderings of products currently available on the market.

THE PROBLEM

It is estimated that 70% to 80% of American adults will experience back pain at some point in their lives

(source)

We believe back pain is the leading symptom prompting visits to orthopedic surgeons and neurosurgeons, and the second leading symptom prompting visits to primary care physicians. On top of that, Approximately 250-500 K US residents have symptoms of spinal stenosis (source).

And when it comes to the traditional fusion to treat these patients, surgeons typically place screws and rods into the patient's spine and perform a fusion between the affected vertebras. This usually entails a large incision and a longer recovery, typically with an overnight hospital stay (source).

Interbody fusions (fusing of the spinal vertebra) is the most commonly performed spinal procedure in the United States, with over 352,000 performed annually (source).

There has also been a growing shift in patient care that has been exacerbated since the Covid-19 pandemic, as patients have become more reluctant to spend overnight in hospitals and prefer to have their procedures performed in a surgery center (source).



rods
screws

The typical solution to spinal stenosis is having **screws and rods put into your spine**, which means:

- large incision
- overnight hospital stay
- longer recovery times

THE SOLUTION

A Unique Expandable Interlaminar Implant

FloSpine's new minimally invasive KeyLift™ implant will potentially offer a unique solution to this problem, which may eliminate the traditional placement of screws and rods in a patient's spine to correct spinal stenosis and relieve pain.

In addition, due to the smaller incision required for the KeyLift™ device, the procedure may be performed on an out-patient basis in an Ambulatory Surgery Center (ASC). Patients may be discharged after a couple of hours following the procedure and may immediately feel some pain relief.

Here are some of KeyLift's™ specs:

- The KeyLift™ Device may be inserted through a small incision (about 2 inches). This leads to faster patient recovery and less blood loss
- Fits in-between the laminar of the spine. This is advantageous as the bone is thicker in this region, less chance of bone cracking



*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development with the FDA and is not yet available on the market.


Stenosis causing pinched nerve
Compressed Vertebra
Pressure relieved from nerve root
Distracts in patient

Spinal Stenosis occurs when a patient's disc starts to collapse causing the existing nerve roots and spinal cord to get pinched. The KeyLift™ is designed to restore the height between the 2 affected vertebrae, thereby releasing the pinched nerves and bringing relief to the patient.

- We feel it is the only expandable interlaminar implant on the market that can expand in-situ. 4mm of expansion is available.
- The KeyLift™ implants are available in a variety of sizes allowing the surgeon to choose the best anatomical fit for the patient.


KeyLift
2 Implant Variants:
KeyLiftXL
Expandable Lumbar Solution
• Designed for L1-L5 use
• 22mm Length
• Swept-back wings for distal lamina access
KeyLiftXS
Expandable L5-S1 Solution
• Designed for L5-S1 Junction
• 18mm Length
• Swept-forward wings for distal tooth positioning

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development with the FDA and is not yet available on the market.

- Anti-migration ridges on the implants that can prevent dislodgement
- Proposed in 2 different lengths and 4 different heights. This can give the surgeon a choice of implants to fit the patient's anatomy


4mm Expansion Available

THE MARKET

Global spinal implants and surgical devices market is expected to generate $17.5 Billion in revenue by 2024, growing at 5.80% CAGR

In our view, pain management procedures in ASC's are becoming more popular as pain management physicians are reducing the use of opioids and are increasingly using mechanical spinal implant devices.

Our KeyLift™ device is placed in-between the laminar of the spine - which consists of thicker bone and has large teeth that will prevent migration of the implant. With that, we believe the KeyLift™ has the potential to capture a large market share, as we feel it will be the only expandable interlaminar device on the market.

OUR TRACTION

We believe the KeyLift™ will be the first expandable interlaminar device on the market

FloSpine already has 3 FDA cleared products and has generated over $8 million in revenue since our initial product launch in 2015, with 20,000+ implants in patients.

Not to mention, FloSpine has added additional surgeons and four new hospital system accounts. This gives FloSpine access to hundreds of hospitals nationwide.


FLOSPINE SALES
$1.8M
$1.6M
$1.4M
$1.2M
$1M
$800K
$600K
$400K
$200K
2017
2018
2019
2020
2021
3
FDA cleared products
$8M
in sales since 2015
20K
implants used in 2k surgeries

Here's a look at our existing products:

Cervical Spine: The Panama™ Anterior Cervical Plate System is used to stabilize a fusion in the cervical spine. It is commercially available to treat up to a 5 level cervical fusion.


PANAMA ACP
1 Level Panama Plate:
Post-OP X-Ray
Patented locking mechanism: teeth on screw head interlock with cover plate to prevent screw backout

Lumbar and Thoracic Spine: The Canaveral™ Pedicle Screw System consists of 3 separate products that are commercially available to treat conditions like degenerative disc disease, scoliosis, and minimally invasive spine surgery.


Canaveral Pedicle Screw System
Canaveral Degenerative
Canaveral Modular
Canaveral Deformity




62°

FloSpine's Canaveral™ Deformity (Scoliosis) System

FloSpine aims to eventually incorporate a B2C model, but for now our target markets are...

- **Hospitals & Surgery Centers** - 4,500 US hospitals and over 9,000 active ambulatory surgery centers. FloSpine is currently approved and has contracts with some of the largest hospital systems in the country, including Hospital Corporation of America (HCA), Tenet Health and Bon-Secours/Mercy Health Systems.
- **Sales Representatives** - Recruit, contract, train and deploy over 200 in-direct spine sales representatives (1099's).
- **Surgeons** - Majority of the sales with the KeyLift System will be generated by Interventional Pain Management Surgeons in Surgery Centers.



WHY INVEST

We feel patients are demanding less invasive surgeries

And with that, we believe FloSpine is poised with its current and new products to take advantage of this growing trend.


We are developing new spinal fusion implants and instrumentation that will allow surgeons to address 90% of patient needs

March 2011

Our Company Launches!

Information about the context of your company's inception

Oct 2014



FloSpine Receives FDA Clearance for the Canaveral Pedicle Screw System

FloSpine Received FDA 510(k) Clearance on its first product

April 2015



FloSpine Performes First Surgery

FloSpine performes its first pediatric deformity surgery at St Mary's Hospital in Richmond VA with Dr. Robert Tuten

Feb 2016

FloSpine Receives National HCA Contract

FloSpine received a National Hospital Corporation of America contract. Access to over 180 hospitals

July 2017



FloSpine Receives First Patent

FloSpine receives First Patent for Minimally Invasive Surgical Pedicle Screw

Feb 2020



FloSpine Received FDA Clearance on the Largo Interbody Cage System

FloSpine Received FDA 510(k) Clearance on its second product

April 2021



FloSpine Receives FDA Clearance for the Panama Cervical Plate System

FloSpine Receives FDA 510(k) Clearance

Mar 2022

KeyLift FDA Submission

FloSpine submits the KeyLift Expandable Interlaminar Device to FDA

July 2022

FloSpine Sales Total $8 Million

FloSpine Achieves Life Time Sales of $8 Million, with over 20,000 implants placed in patients

Aug 2022

The 12th Annual GrowFL Florida Companies to Watch Finalist

FloSpine LLC, a second-stage growth company is in the running to be named GrowFL Florida Companies to Watch Honorees. https://growfl.com/congratulations-finalists/

Oct 2022

Launch on StartEngine

Now YOU can own a part of our company!

Oct 2022

North American Spine Society

FloSpine to Exibit at the North American Spine Society (NASS) Meeting in Chicago, Illinois. Over 14,000 attendees (ANTICIPATED)

Feb 2023



FloSpine to launch 3D Printed Titanium Cervical Cage

Ti Largi Cervical Cage System Launch (ANTICIPATED)

March 2023



FloSpine to launch KeyLift Expandable Interlaminar System

KeyLift Expandable Interlaminar System Launch (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team



Peter Harris

President, CEO, Director, and Corporate Treasurer

Mr. Harris has more than 22 years of spine experience and has been responsible for the development of many successful medical spine products. Before founding FloSpine, Mr. Harris was the Vice President of Engineering for Amedica Spine Division. Prior to this in 2004, Mr. Harris joined startup K2M, Inc. as their Senior Project Engineer, which was successfully sold to Stryker Medical for $1.4 Billion. Mr. Harris graduated with a Diploma in Mechanical Engineering from the Cape Peninsula University of Technology.

Peter's primary function is leading FloSpine LLC, which is the operational side and is 100% owned by FloSpine Holdings Inc. Peter dedicates a few hours managing FloSpine Holdings Inc and approximately 60 hours/week working for FloSpine LLC.



Waldi Harris

Director of Administration and Corporate Secretary

As Co-Founder, Waldi contributes 30+ years of experience in Nursing, Education, HR & Payroll functions (50-250 weekly contractors); leading Administrative, QA & Inspection teams.

Recently as a RN at Boca Raton Regional Hospital, she assisted with customizing & teaching medical staff the Cerner HER system for the Labor & Delivery, Postpartum, Newborn Nursery, and Neonatal ICU departments.

As top AE supporting AEG, Merck, J&J, & Qualcomm she was a talent scout of Executives, Finance and IT professionals. Waldi opened multiple employment branches & onsite offices; and over 100 franchises for owners of health equipment/salons.

Waldi's primary function is managing FloSpine LLC, which is the operational side and is 100% owned by FloSpine Holdings Inc. Waldi contributes a couple of hours managing FloSpine Holdings Inc and approximately 50 hours/week working for FloSpine LLC.



James Spitler

Vice President of Research and Development

Mr. Spitler has more than 20 years of orthopedic experience in spine, total knee, shoulder and hip specializations. He has worked for Sulzer Medical, Arthrex, Medtronic, C.R. Bard, IMDS and brings start-up experience from IST with Texas Back Institute. Mr. Spitler owns more than 14 patents in spinal technology and has launched many successful products. He has a BS in Mechanical Engineering from Texas A&M University.



Tom Fellman

Director of Sales

Mr. Fellman is a veteran of the United States Navy. After receiving an honorable discharge he attended and graduated from the University of South Florida in Tampa, FL. After graduation Tom worked with several pharmaceutical companies. This exposure led him to opening up his own distributorship.

Tom joined the Amendia team and within a few years he and his team worked their way up to be one of the largest distributors of spinal products in the US. Tom enjoys working with surgeons, listening to their obstacles and prides himself on providing solutions.



Dr John Afshar

Chief Medical Officer

Dr. John Afshar is a board certified fellowship trained neurosurgeon specializing in minimally invasive surgery of the spine and the brain. He received both his undergraduate and medical degree from Georgetown University in Washington, DC. He completed his residency in neurologic surgery at the Georgetown University Medical Center in Washington, DC. During his residency he further received specialized training at the Armed Forces Institute of Pathology and Children's National Medical Center in Washington, DC as well. He then underwent a research fellowship in brain tumors and cerebrovascular disease at the world renown National Institutes of Heath in Bethesda, Maryland where he published several scientific articles. He obtained national recognition for his research by receiving the Galbraith award from the Congress of Neurologic Surgeons. He further performed a spinal fellowship at Tampa General Hospital/University of South Florida in Tampa, Florida. He is a Diplomate of the prestigious American Board of Neurologic Surgery. He is also a member of the Congress of Neurologic Surgeons and the North American Spine Society.

From his extensive experience at the Georgetown University Medical Center Dr. Afshar's approach to his patients is based on the concept of "cura personalis" which translates as " the care of the whole person ". With this compassionate guiding principle and evidence based medicine he will optimize both the conservative and surgical treatment outcomes of all his patients.



Dr Chen-Lun Soo

Medical Consultant

Dr. Cheng-Lun Soo, MD is a orthopedic spine specialist in Oklahoma City, OK. Dr. Cheng Lun Soo graduated from University of Kentucky College of Medicine in 1993 and completed his residency at Baylor College Of Medicine. He currently practices at One Core Health and is affiliated with Great Plains Regional Medical Center. Dr. Soo is board certified in Orthopedic Surgery.



Dr. Louis Raso

Medical Consultant

Board-certified in both pain management and anesthesiology, Louis J. Raso, MD, PA, is extensively trained in a wide range of services to relieve chronic pain and improve the quality of his patients' lives. At his practice in Jupiter, Florida, Dr. Raso specializes in treating persistent pain that isn't treatable with other therapies and focuses on identifying the root cause of his patients' pain.

Dr. Raso is certified by the American Board of Anesthesiology and stays active in pain management research and technology. In addition to his clinic work, Dr. Raso authors articles on pain management techniques for medical journals and book chapters, and he lectures on the subject around the country and throughout Europe.

After earning his medical degree from Rutgers New Jersey Medical School in Newark, New Jersey, Dr. Raso went on to complete both his training in anesthesiology and a fellowship in pain management at Thomas Jefferson University in Philadelphia. He remains actively involved in educating other physicians about spinal cord stimulation technology and research.



Dr Anup Gangavalli

Medical Consultant

Dr. Anup Gangavalli is an orthopedic surgeon specializing in minimally invasive and reconstructive spine surgery practicing at St Mary's Hospital in Richmond, VA

Dr. Gangavalli received his Medical Degree at Stony Brook University in New York where he obtained a BS in Neuroscience with Dual Honors in Research and a Minor in Chemistry.

Dr. Gangavalli attended the Orthopedic Surgery Residency program at St. Luke's University Hospital & Health Network in Bethlehem, PA and he completed his fellowship training in Spine Surgery at the Cleveland Clinic in Cleveland, OH.

Dr. Gangavalli has gained ample exposure to a wide range of spinal pathologies and an extensive training in the diagnosis and management of adult spinal disorders including degenerative cervical, thoracic and lumbar disease, spinal deformity, intradural and extradural spinal tumors, spinal trauma, spinal infections, congenital spinal abnormalities, and complex reconstruction/revision cervical and lumbar pathology.

Offering Summary

Company	FloSpine Holdings, Inc.
Corporate Address	3651 FAU Blvd, Suite 400, Boca Raton, FL 33431
Offering Minimum	$9,999.20
Offering Maximum	$1,069,995.60
Minimum Investment Amount (per investor)	$298.70

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Shares
Minimum Number of Shares Offered	3,448
Maximum Number of Shares Offered	368,964
Price per Share	$2.90
Pre-Money Valuation	$47,440,957.90

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus – Friends and Family

Invest within the first 5 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the first 10 days and receive 5% bonus shares.

Amount-Based:

$10,000+ | Tier 1

Invest $10,000 and receive 4% bonus shares

$25,000+ | Tier 2

Invest $25,000 and receive 7% bonus shares

$50,000+ | Tier 3

Invest $50,000 and receive 10% bonus shares + a 30-minute zoom with our CEO.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

FloSpine Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.90 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $290. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 10% Loyalty Bonus Perk for all previous Crowdfunding offering 1 investors on StartEngine in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Peter Harris

Hi, I'm Peter Harris, the president and CEO of FloSpine

We're very excited about the KeyLift device. And it actually expands, so it releases the nerve roots and reduces the spinal stenosis in the patient's spinal canal. Especially those patients who don't want to go out and get to a full fusion where they put in rods and screws, and this can be done in a couple of hours on an outpatient basis.

Dr Cheng-Lun Soo:

FloSpine is owned by engineers, so they're always doing a lot of research and development, trying to make the product better.

Dr. Louis Raso:

I think it's an excellent device for mild to moderate spinal stenosis with patients with neurogenic claudication. I think by opening up the space, those patients will get relief.

Dr John Afshar:

I think this implant is revolutionary because it's actually an expandable inner spinous cage and I think it actually provides better fixation and stability to the spine. I was impressed by the actual minimally invasive procedure, so it's less trauma to the patient and faster recovery.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.